HERITAGE COMMERCE CORP

FIG Partner's 5th Annual West Coast Bank CEO Forum

February 6, 2014

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Heritage Commerce Corp Strategy

- **Build a significant community business bank in the San Francisco Bay Area**

  - Catering to small to medium sized privately held companies, their owners and professionals

  - Delivering our products and services through full-service offices located in key communities in the San Francisco Bay Area

  - Building the franchise through:
    - Organic growth
    - De novo office locations by adding new loan teams
    - Acquisitions

Heritage Snapshot – 10 Branches

HERITAGE COMMERCE CORP



Marin
San Francisco
San Mateo
Walnut Creek
Contra Costa
Danville
Pleasanton
Alameda
Fremont
Mtn. View
Los Altos
San Jose
Los Gatos
Santa Clara
Morgan Hill
Santa Cruz
Gilroy

Financial Highlights 12/31/13

Total Assets	$	1.5	billion
Total Loans	$	915	million
Total Deposits	$	1.3	billion
Total Shareholders' Equity	$	173	million
Tangible Equity	$	172	million
TE/Tangible Assets		11.5%	
Tier 1 RBC Ratio		14.0%	
Total RBC Ratio		15.2%	
Loans/Deposits		71.1%	
Yield on Earning Assets(1)		3.97%	
Cost of Deposits(1)		0.18%	
Cost of Funds(1)		0.18%	
Net Interest Margin(TEY)(1)		3.80%	
Efficiency Ratio(1)		68.05%	
4Q'13 Net Income(1)	$	3.4	million

(1) For the quarter ended 12/31/13

Experienced Management Team

Name	Position	Years at HTBK	Years of Banking Experience
Walter T. Kaczmarek	President & CEO	9	32
Michael E. Benito	EVP / Business Banking Division	10	29
Dan T. Kawamoto	EVP / Chief Administrative Officer	4	22
Lawrence D. McGovern	EVP / Chief Financial Officer	15	30
David E. Porter	EVP / Chief Credit Officer	1	39

- **Regional Line Managers average over 20 years of experience in market[1]**

[1] Market refers to Alameda, Contra Costa, and Santa Clara counties

Heritage Bank Profile

- **Relationship Banking**
  - A community business bank founded in 1994 headquartered in San Jose, California that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees using a relationship banking approach

- **Core Clientele**
  - Small to medium sized closely held businesses
  - Professionals
  - High net worth individuals



- **Specialty Expertise**
  - SBA lending and loan sales
  - Cash management
  - Non-profit organizations, education, and churches
  - Construction lending

- **Well-positioned in three affluent counties of San Francisco Bay Area**
  - HTBK ranks fourth in deposit market share amongst Independent Community Banks headquartered in the San Francisco Bay Area[1]

[1] Market refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2013.

Located in Economically Vibrant San Francisco Bay Area

County	Population	Projected 5-Yr Population Growth	2012 Median Household Income	Projected 5-Yr Household Income Growth	Businesses
Santa Clara	**1,819,137**	**4.99%**	**$ 85,343**	**12.55%**	**68,497**
Alameda	**1,534,551**	**4.12%**	**64,994**	**19.51%**	**60,529**
Contra Costa	**1,067,570**	**4.58%**	**76,520**	**11.37%**	**40,415**
San Francisco	824,334	5.44%	65,214	21.86%	47,863
San Mateo	726,677	3.61%	81,571	12.56%	31,427
Sonoma	487,061	2.51%	61,962	21.02%	24,734
Solano	418,187	1.57%	65,986	16.77%	14,455
Marin	255,509	3.48%	85,293	13.67%	17,425
Napa	135,855	1.82%	64,129	19.51%	7,631
California	37,707,477	3.41%	57,385	17.91%	1,474,198
National	313,129,017	3.47%	50,157	13.43%	12,492,759

Source: SNL as of 12/31/2012

Positioned for Growth

- **Small to medium size business customer relationship focus**

- **Competitive loan and cash management products catering to businesses**

- **Highly experienced management team throughout the company**
  - 20+ years experience of Regional Managers in market

- **Solid credit quality at 4Q 2013**
  - 0.83% nonperforming assets to total assets
  - Balanced loan portfolio with real estate well under all regulatory guidelines

- **Excellent capital and liquidity at 4Q 2013**
  - 15.2% total risk-based capital ratio
  - 71.13% loan to deposit ratio

- **Profitable operations**
  - 14 consecutive quarters of net income
  - Solid loan & deposit growth

- **Good locations and markets with solid market share among community banks**
  - 10 branch locations
  - Third in deposit market share amongst independent community banks
  - San Francisco and San Jose combined MSA's are second in household income greater than $200,000